EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

January 28, 2014

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on January 28, 2014.

Item 4.	Summary of Material Change

On January 28, 2014 the company announced it has entered into a binding letter of intent ("LOI") with Scorpio Gold Corp  ("Scorpio") to acquire the remaining portion of the highly prospective Pinion Gold Deposit ("Pinion") which is contiguous to the south of the Company's flagship Railroad Gold Project in Elko County, Nevada.

Upfront consideration for the acquisition will consist of cash payments of C$6,000,000 and 5,500,000 GSV common shares.  Concurrent with the acquisition, Gold Standard has engaged Macquarie Capital Markets Canada Ltd. as lead agent and lead arranger to raise, by way of a best efforts private placement, a minimum C$8 million (the “Offering”), subject to an agent's option to increase the Offering by up to 15% until 48 hours prior to closing, to finance the acquisition of Pinion and for working capital and general corporate purposes.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

January 28, 2014

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

Not for distribution to U.S. news wire services or dissemination in the United States.

GOLD STANDARD VENTURES ENTERS INTO AGREEMENT TO ACQUIRE THE BALANCE OF THE PINION GOLD DEPOSIT SOUTH OF ITS RAILROAD PROJECT IN NEVADA'S CARLIN TREND WITH CONCURRENT PRIVATE PLACEMENT FINANCING

January 28, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard”, "GSV" or the “Company”) announced today that it has entered into a binding letter of intent ("LOI") with Scorpio Gold Corp  ("Scorpio") to acquire the remaining portion of the highly prospective Pinion Gold Deposit ("Pinion") which is contiguous to the south of the Company's flagship Railroad Gold Project in Elko County, Nevada. The acquisition of the remaining percentages of Pinion completes Gold Standard's efforts to consolidate the greater Railroad District under single ownership for the first time in its history.

"In our view, acquiring the Pinion Deposit and completing the Railroad land position puts us firmly in control of one of the premier undeveloped land packages on the Carlin Trend. Our growing North Bullion Deposit exhibits the characteristics of a classical, large, higher-grade North Carlin-style occurrence," stated Jonathan Awde, President and CEO of Gold Standard. “Pinion provides us with a very different development option…a near-surface oxide deposit which would typically have a shorter path to development as well as lower capital and operating costs. We think this is a strategically important addition to our asset base in the current environment.”

Upfront consideration for the acquisition will consist of cash payments of C$6,000,000 and 5,500,000 GSV common shares.  Concurrent with the acquisition, Gold Standard has engaged Macquarie Capital Markets Canada Ltd. as lead agent and lead arranger to raise, by way of a best efforts private placement, a minimum C$8 million (the “Offering”), subject to an agent's option to increase the Offering by up to 15% until 48 hours prior to closing, to finance the acquisition of Pinion and for working capital and general corporate purposes.  The Offering will be subject to certain conditions including the receipt of all necessary approvals including the approval of the TSX-V and the NYSE MKT.  Medalist Capital Ltd. is acting as a financial advisor to the Company in connection with the acquisition.

Acquisition Highlights:

•
Strengthens Gold Standard’s position as a leading Nevada focused exploration and development Company with a pre-eminent land package in the Carlin Trend which remains the world’s most prolific producer of gold.

•	Reduces shareholder risk by adding a second advanced stage exploration opportunity.
•
Establishes additional near term catalysts including drilling in the spring at Pinion and the expected completion of initial NI 43-101 resource estimates in 2014 at both the North Bullion and Pinion deposits.

Pinion Highlights:

•	The Pinion deposit hosts a historical resource estimated by Cyprus in 1995 and reported by DeMatties & Munroe in a technical report dated October, 2002:

Cyprus categories	Proven	Probable	Possible
CIM definitions (as considered by DeMatties & Munroe)	Measured + Indicated	Indicated	Inferred
Tonnage	11.18 million	6.92 million	12.54 million
Grade	0.026 opt	0.026 opt	0.026 opt
Contained Ounces	295,280	180,103	366,371

A qualified person has not done sufficient work to classify the historical resource as current mineral resources or mineral reserves and Gold Standard is not treating the historical estimate as current mineral resources or mineral reserves. See "Historical Estimates" below.

•	The Pinion deposit is reportedly entirely oxidized in character and the northern portion of the deposit visibly outcrops.
•	The Pinion gold deposit occurs within the southern portion of the Bullion Fault Corridor which is the same structural feature that controls Gold Standard's North Bullion discovery.
•	Historical and geologic understanding indicates the Pinion deposit is similar in character to Newmont’s currently in production Emigrant mine located about 10 miles (16 kilometers) to the north.

➢	Similar to the Emigrant deposit, the Pinion deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the Webb mudstone – Devils Gate limestone contact.
➢	Both deposits have similar gold grades of close to a gram per tonne, and silver to gold ratios of about 7 to 1.
➢	Both deposits are similar with respect to gold dominantly occurring along oxidized fracture coatings; ores at Emigrant are being processed by run-of-mine heap leaching.

•
Consolidation of Railroad/Pinion provides GSV with effective control of contiguous mineral rights covering 35 square miles (9065 hectares) approximately half of which consists of private mineral and surface rights, and an additional four sections of surface only rights, in total representing the entire fourth window within the Carlin Trend.

"The acquisition of the Pinion deposit and surrounding area represents an important Gold Standard milestone.  The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. Railroad/Pinion is the last of these windows to be developed. This deal gives us control of all the discovery opportunities and future mining development in this fourth window. We are very confident that a modest drill program of 40 to 80 shallow holes added to the current total of more than 330 holes will enable a Qualified Person to generate a NI 43-101 compliant resource estimate at Pinion” stated David Mathewson, Vice-President of Exploration for Gold Standard.

GSV acquired an approximate 51% ownership of the Pinion District last year from private interests, as well as valuable surface and water rights which are important to the Pinion deposit development (See news release dated November 13, 2012). “We have targeted the Pinion District for many years based on the previous work by Newmont and others. Completing the assembly of this much sought-after land position is, in our view, a singularly valuable contribution to shareholder value,” stated Jonathan Awde.

Transaction Terms

Total consideration payable by Gold Standard consists of:

(1)	An upfront $250,000 non-refundable deposit (paid);
(2)	A cash payment of $5,750,000 payable upon closing;
(3)
Share consideration of 5,500,000 GSV common shares payable upon closing (subject to an orderly sale agreement and an agreement requiring Scorpio to vote its GSV shares as recommended by GSV management for a period of two years);

(4)	A cash payment of $2,500,000 payable one year from closing (secured by Pinion);
(5)	Upon delivering a NI 43-101-compliant resource exceeding 1 million ounces of gold at the Pinion deposit, Gold Standard will issue to Scorpio a further 1,250,000 common shares;
(6)
Additional cash consideration of $1.5 million to $3 million will be payable by Gold Standard if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100 million.

The acquisition of Pinion is expected to close on or before March 14, 2014 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence and receipt of all necessary approvals, including the approval of the TSX-V and the NYSE MKT. All common shares of the Company issued in connection with the purchase will be subject to a hold period in Canada of four months and one day from the date of issuance as well as applicable hold periods in the United States.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The scientific and technical content and interpretations contained in this news release have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES CORP. - Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Historical Estimates

The historical resource estimate for the Pinion deposit reported herein was extracted from a technical report titled "An Evaluation of the Pinon Gold Property, Elko County, Nevada, USA" dated October 2002 by DeMatties & Munroe, Geological-Geophysical Consultants, relying upon manual mineral resource estimates completed by Cyprus (in-house) in 1995.  As such estimates are derived from data assembled prior to the introduction of NI 43-101 and, to GSV's knowledge, a “Qualified Person” has not done sufficient work to classify such historical estimate as mineral resources or reserves under NI 43-101, GSV is not treating the historical estimates as current mineral resources or mineral reserves, but as a guide to future exploration.  As of the date hereof, GSV's mineral projects have no known mineral resources or reserves.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Specifically, the letter of intent with Scorpio is subject to numerous conditions precedent to closing including completion of a satisfactory due diligence and title review by the Company, regulatory approvals and the completion of the Offering. There are no assurances that the Company will be successful in completing the Offering or the acquisition of Pinion on the terms and conditions set out herein or at all. Additional risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). In addition, the presence of gold deposits on properties adjacent to or in close proximity with the Company's properties is not necessarily indicative of the gold mineralization on the Company's properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com